Mail Stop 4561

September 6, 2006

Dean Goodermote, Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **RE:** **Double-Take Software, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-136499**
> **Date Filed: August 10, 2006**

Dear Mr. Goodermote:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this draft. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

3. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. With respect to the graphics on the inside cover, the depiction fails to identify the role that your products plays in highlighted process and why it is of value to potential investors and will help them to understand the company.

4. On the cover there are two groups of lead underwriters who appear to consist of two "book-running managers" and two other underwriters who either are not "book running managers" or in some other significant respects vary in terms of their duties or their rewards with respect to their participation in the offering. Explain what you mean by your reference to "joint book-running manager and explain why it is important to make such distinction to the investors.

Table of Contents

5. We note that the disclosure about your industry is based upon independent industry publications and other publicly available information. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. By including the statements of third parties in the prospectus you are reasserting the statements that were initially made by the referenced third parties and your belief as to the accuracy and reliability of those statements is implied through the prospectus disclosure of such information. Also, the reference to "undue" reliance is not clear in providing investors with information about how they are to use the information. Finally, legalistic disclaimers are not appropriate for the Rule 421(d) section of the filing. As such, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

Prospectus Summary, page 1

Double-Take Software, Inc.

6. Please balance the discussion of your revenues growth with a discussion of your net losses for the same periods. Revise similar disclosure in the second paragraph of the "Overview" section in MD&A.

7. We note that the information contained in the summary is a repetition of a substantial portion of the information contained in the "Business" section. Please strive for a balanced presentation that does not employ the use of repetitious information. We remind you that the summary should be brief. See Item 503 of Regulation S-K.

Our Markets and Opportunities

8. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no charge or nominal charge, be advised that the company must provide a consent for its use or adopt the information as the company's own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Refer to the disclosure in the first paragraph of this subsection citing an IDC estimate.

9. Explain what you mean when you disclose that "market dynamics have rewarded us for focusing on the Windows server environment . . . ."

Use of Proceeds, page 19

10. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. 16. also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.

Selected Consolidated Financial Data, page 23

11. Revise to include long-term obligations (including long-term debt and capital lease obligations) pursuant to Item 301 of Regulation S-K.

Unaudited Pro Forma Financial Data, page 25

12. We note your disclosure with respect to your preliminary allocation of the acquisition cost of Sunbelt System Software (also referred to as "Double-Take EMEA"). Revise to disclose significant tangible and intangible assets and liabilities likely to be recognized and uncertainties regarding the effects of amortization periods assigned to the assets.

13. Your disclosure indicates that you do not expect excess cost over the fair value of acquired net assets (i.e. goodwill) in this business combination. Explain why you do not expect goodwill to result from this transaction and how your pro forma financial statements comply with Rule 11-02(b)(8)(2) of Regulation S-X. As part of your response, describe for us the process used to identify and value intangible assets acquired in connection with this acquisition; we refer you to the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28.

14. We note your disclosure, "[o]f the initial payment of $1.1 million, an earn-out payment of $0.657 million related to Double-Take EMEA purchases from Double-Take Software for the period from January 1, 2006 through March 31, 2006." Clarify this disclosure to explain how the earn-out payment relates to the initial $1.1 million payment and explain why the preliminary purchase price table does not reflect the $1.1 million initial payment. Additionally, revise to disclose the nature of the dividends paid and payable in connection with this acquisition. In this respect, explain why you refer to cash consideration paid for the acquisition as dividends.

15. We note your disclosure, "[t]he remaining portion of the total purchase price, which is estimated to range between $10 and $12 million based on an earn-out formula, will be payable in monthly increments based upon a specified percentage of amounts paid by Double-Take EMEA to us each month in respect of purchases under [y]our intercompany distribution agreement…" Clarify the terms of the earn-out payments. In this respect, clarify whether the monthly payments are just the manner in which you will pay the additional purchase price or whether the payments are contingent consideration as set forth in paragraphs 25 through 31 of SFAS 141. In addition, revise your disclosure to explain why you have not included the additional consideration in your preliminary calculation of purchase price.

16. Tell us whether you entered into any significant compensation agreements with the former management of Sunbelt System Software. If so, revise your disclosure to discuss the terms of the agreements.

Pro Form Balance Sheet, page 26

    17. The deferred revenue pro forma adjustments do not have footnote numbers. Revise as appropriate. In addition, tell us how you determined the fair value of the deferred revenue acquired in accordance with EITF 01-3; we also refer you to EITF 04-11. Explain why the book values were not adjusted in the pro forma financial statements (except for the inter-company eliminations).

Notes to Unaudited Pro Forma Balance Sheet, page 27

    18. We note your disclosure with respect to the elimination of inter-company inventory. However, your pro forma balance sheet does not contain an adjustment to eliminate inter-company inventory. Revise as appropriate.

    19. Revise to clarify why your inter-company accounts receivable do not offset against Sunbelt System Software's inter-company accounts payable and why you adjusted the cash balance at March, 31, 2006 for a payment in transit.

    20. Revise your disclosure to explain how the pro forma adjustments to cash are directly attributable to the business combination. In this respect, explain whether the $2.2 million dividend paid to the former Double-Take EMEA shareholder prior to closing is part of the consideration for the acquisition. If so, clarify why this amount is not included in the preliminary calculation of purchase price disclosure on page 25. If not, clarify why you have adjusted the cash balance for this payment.

Notes to Unaudited Pro Forma Statements of Operations, page 30

    21. We note your disclosure with respect to the elimination of marketing expense in fiscal year 2005. It appears the adjustment is correcting the timing of marketing expense unrelated to the business combination and the adjustment is non-recurring in nature. Note, pro forma adjustments shall only give effect to events that are directly attributable to the transaction, expected to have a continuing impact and factually supportable. For further guidance, we refer you to Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X. Therefore, either justify the appropriateness of the adjustment or revise as appropriate. In addition, clarify when the marketing expense should have been recorded. If the pro forma adjustments are attempting to correct an error in the historical financial statements, explain how you concluded that this change should be accounted for prospectively rather than as the correction of an error in accordance with paragraphs 13 and 36 through 38 of APB Opinion 20.

22. Clarify why the entire preliminary pro forma adjustment to reflect the amortization of intangible assets in connection with the acquisition has been presented as operating expense. Clarify whether this amortization expense relates to technology based intangible assets. If so, tell us how your presentation complies with question 17 of the SFAS 86 Implementation Guide.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 35

23. Revise to discuss the period over period changes in gross profit and net income in your results of operations discussion. Also, your disclosure should provide a discussion of the impact of your Series B and C Preferred Stock on your statement of operations. Revise to explain the nature of such items and their impact on net loss attributable to common stockholders.

24. Your discussion of the results of operations frequently provides non-quantified sources of changes. For example, refer to the final paragraph on page 36. In identifying two sources of the change in professional services revenue, you have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these two sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 36

25. We note your disclosure which indicates software license revenue increased due to additional volume and increase in price. We also note your disclosure on page 50 that you introduced a new software line for virtual servers. Revise to disclose the extent to which increases in revenues are attributable to increases in volume, prices and new products pursuant to Regulation S-K, Item 303(a)(3)(iii). Note, this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

26. We note your disclosure which indicates maintenance and professional service revenue increased due to sales to new customers and renewals to existing customers. Revise to quantify the impact of increased sales to new and existing customers. Such analysis should be provided if material and determinable; we refer you to the Commissions "Guidance Regarding Management's Discussion

and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section III. B. 4.

27. Disclosure indicates that the median price for the software products you sold in 2005 was $4,000. Did the pricing for the products materially change over the three year period? If so, quantify the impacts the pricing had. It is unclear how much of the increases in revenues from one period to the next was due to increases in the amounts of software sold (or increases in the number of customers) as opposed to increases in product prices. The effect of price/volume fluctuations should be fully described in both qualitative and quantitative terms.

Critical Accounting Policies, page 40

Stock-Based Compensation, page 41

28. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement.

29. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;
- Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and
- Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Liquidity and Capital Resources, page 43

Overview, page 43

30. Revise to disclose the uncertainty regarding your ability to fund the redemption of the preferred stock and the impact on your ability to continue as a going concern as noted in your disclosure on page F-7. Your disclosure should address your ability to meet upcoming cash requirements and uncertainties surrounding your

ability to meet your cash requirements. We refer you to the Commissions "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section IV.

Sources and Uses of Cash, page 44

31. We note the text on page 43 concerning the circumstances in which additional payments for the EMEA acquisition will be owed. Consider expanding the disclosure in the "Cash Requirements" section on page 45 to discuss the earnout obligations in a materially complete manner

32. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to the Commissions "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section IV. B.

 Business, page 47

Intellectual Property, page 57

33. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

34. Describe any conflicts of interest that arise resulting from Mr. Goodermote's role as CEO of both Double-Take and Grid-Analytics. In quantitative terms, disclose the minimum portion of Mr. Goodermote's working time that is expected to devoted t the business of Double-Take. To the extent risk factor disclosure is required, revise as appropriate. Tell us supplementally the amount of vacation time that Mr. Goodermote earns as an employee of Grid-Analytics.

Executive Compensation, page 62

35. It appears that Mr. Beeler was the chief executive officer during part of 2005.

Please consult Item 402(a)(2)(i) of Regulation S-K and explain why the compensation he received during the year is not required to be reported in the table. If Mr. Beeler did not receive any compensation from January 1 through the March termination, including bonus and other applicable compensation amounts, please advise. Also refer to the severance payments described on page 78 and consider whether these are among the forms of compensation that should be provided in the "all other compensation" column.

36. The placement of moving expenses in the "all other compensation" column is not appropriate. Please note that that column is reserved for compensation that will not fit in any other column. Moving expenses are either a bonus or "perquisite" that could be reported under the "other annual compensation" column.

37. It appears from footnotes 3, 4, 6, and 8 to the compensation table that the table only includes amounts net of taxes owed with respect to the Series C stock awards. Please explain your basis for presenting compensatory amounts net of taxes withheld. Explain why the gross amount of the compensation awarded is not required to be presented.

Aggregated Option Exercise in the Last Fiscal Year and Fiscal Year-End Option Values, page 64

38. We note that you have not prepared the "potential realizable value" column of the option grant table using the mid-point of the offering price range. We suggest that you present these columns of the table using the mid-point of the offering price range to inform potential investors clearly of the impact that the offering you are conducting will have upon the value of the options held by the named executive officers. The amounts that would be presented if computed using the estimated offering price would appear to vary significantly from the amounts you currently report. See Telephone Interpretation J.17 of the 1999 Corp. Finance Current Issues Outline and Release No. 34-32723 at I.V. In the event you continue to present the information in these columns based on a price other than the public offering price, expand the text accompanying the table to identify who determined the "fair market value" of the common stock used in computing the option values. Also, provide a reasonably detailed description of the methodologies that were utilized in determining those fair market values. See SEC Release 33-6009.

39. The prior comment also applies to the option value columns of the option exercise/year-end value table on page 64.

40. We note the substantial equity award to Mr. Goodermote (1.5% of the post-offering equity) and the fact that you describe your plan to "satisfy certain

withholding tax obligations" by withholding about a third of the shares. Please clarify what you mean when you state that you will be withholding the securities.

Certain Relationships and Related Transactions, page 76

Double-Take EMEA Acquisition and Relationship with Jo Murciano, page 78

41. We note Mr. Murciano is also a director and chief executive officer of Sunbelt Software Distribution, Inc. and you had $6.4 million of sales to Sunbelt Software Distribution in fiscal year 2005. Revise to clarify the nature of your relationship with Sunbelt Software Distribution post-merger. In addition, revise to clarify the relationship between Sunbelt System Software and Sunbelt Software Distribution.

Principal and Selling Stockholders, page 79

42. We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

43. The structure of the table suggests that at least a portion of the over-allotment option will be provided by selling shareholders and not the company. Please clarify and, if necessary, expand the disclosure on the cover page to inform investors more precisely of the nature of the selling shareholder component of the offering.

Underwriting, page 92

44. We note the text in the second full paragraph on page 92 indicating that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. We further note the form of underwriting agreement has yet to be filed as an exhibit to the registration statement. Nevertheless, based on the prospectus disclosure, please provide us with an analysis as to how the obligation of the underwriter under the agreement will be a "firm commitment" consistent with the Commission's interpretive guidance set forth in The First Boston Corporation (pub. avail. August 2, 1985).

Report on Independent Registered Public Accounting Firm, page F-2

45. We note the audit report included in your registration statement covering the fiscal years ended December 31, 2005, 2004 and 2003 is not signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

46. Clarify if, after considering identified conditions and events and management's plans, your independent registered public accountants concluded there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. We refer you to the footnote disclosure on page F-7 that indicates there is substantial doubt about the company's ability to continue as a going concern. If so, provide your independent registered public accountant's consideration for including an explanatory paragraph (following the opinion paragraph) to reflect that conclusion in the audit report and revise as appropriate. We refer you to AU Section 341, paragraphs 12 though 16.

Balance Sheets, page F-3

47. Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).

Notes to Financial Statements

Note A – Organization and Significant Accounting Policies

[6] Revenue Recognition, page F-8

48. We note your disclosure which states your software is "sold on a per-copy basis." Please clarify whether your arrangements generally obligate you to deliver multiple copies of software products or multiple licenses and how your revenue recognition accounting policy complies with the delivery criteria of paragraph 21 of SOP 97-2.

49. Your disclosure indicates that in addition to purchase orders and signed contracts, you use "other persuasive evidence" that an arrangement exists with a customer. Tell us what other persuasive evidence you use to determine you have met the evidence of an arrangement criterion of SOP 97-2. In addition, your disclosure

indicates that revenue sold through an original equipment manufacturer is recognized upon the receipt of a royalty report. Clarify why you believe a royalty report provides sufficient evidence of an arrangement and how your policy complies with paragraphs 15 though 17 of SOP 97-2. As part of your response, tell us whether you also have a signed master contract with your original equipment manufacturers. In addition, tell us how often you receive the royalty report from your original equipment manufacturers and how the timing correlates to the delivery criterion of SOP 97-2.

50. We note your disclosure which indicates the delivery criterion of SOP 97-2 is satisfied upon shipment (i.e. FOB shipping point). This implies you recognize revenue for your sales to resellers, distributors and original equipment manufacturers upon shipment (assuming all other revenue recognition criteria have been met). Tell us whether your arrangements contain rights of return, rights to refunds and/or price protection provisions. If so, tell us how your policy complies with paragraph 30 of SOP 97-2 and paragraph 6 of SFAS 48. In addition revise to disclose your policy as appropriate.

51. We note your disclosure on page 32 which states revenue is reported net of rebates and discounts. Tell us how your policy for recording rebates as an adjustment to the selling price complies with paragraphs 9 through 11 of EITF 01-9. In addition, tell us your consideration for disclosing your policy with respect to accounting for rebates and discounts in the notes to your financial statements.

52. Your disclosure indicates you use stated renewal rates to establish VSOE of your customer support element. Clarify whether your arrangements separately reference the price the customer will be required to pay to renew the customer support (i.e. provide a separate dollar amount from the year-one rate). Tell us how you have determined the price charged for the stated renewal rate is substantive in relation to the arrangement fee as a whole. In this respect, tell us how the amount charged for the renewal of customer support generally compares to the amount of the license fee. We refer you to AICPA Technical Practice Aid 5100.52.

53. We note your disclosure on page 32 which states, "many of [y]our customers enter into a maintenance agreement for longer periods on a stand-alone basis." Clarify the nature of the maintenance services you provide that does not include an upfront software deliverable. In addition, tell us the range of the term of these longer maintenance agreements.

54. We note you recognize revenue generated from professional services, such as consulting and installation services, when the services are completed. Clarify why you defer revenue recognition until the services are completed as opposed to

recognizing the revenue as the services are performed pursuant to paragraph 66 of SOP 97-2. Tell us whether your arrangements contain any provisions that require you to defer revenue for such services.

55. Your disclosure states that you establish VSOE of professional services based on sales in stand-alone transactions. Tell us whether the prices charged in separate professional service sales vary from customer to customer and if so, how you determined the separate prices are supportive of VSOE of fair value.

56. We note your disclosure on page 33 which states that you expense sales commissions at the time the related revenue is recognized. Clarify whether you expense the sales commissions as your software revenue is recognized or whether you allocate a portion of the expense to your customer support and professional services revenue. Tell us how your policy complies with accordance with SAB Topic 13, Section A.f, Question 5.

[16] Net loss per share, page F-12

57. We note that the redeemable convertible preferred stock contains participating rights in the earnings of the company. Tell us how your calculation of earnings per share complies with EITF 03-6 for periods that report net income.

Note F – Provisions for Income Taxes, page F-16

58. Revise your disclosure to provide the period though which your available state net operating losses will expire in addition to disclosing when they will begin to expire. We refer you to paragraph 48 of SFAS 109.

Note G – Commitments and Contingencies

[2] Litigation, page F-17

59. Your disclosure indicates you are obligated to make additional minimum payments aggregating $2 million in connection with your litigation settlement. Tell us how you have and will account for this obligation and how you will present the expense on your statement of operations.

Note J – Stockholders' Equity

[1] Redeemable Preferred Stock

60. Your disclosure states that the holders of approximately 2 million shares of Series A Preferred Stock had not submitted their stock certificates. Clarify why it is

appropriate to deem the certificates as submitted for accounting purposes. Tell us whether the Series A Preferred Stock was convertible at the sole discretion of the Company. In addition, tell us whether the holders of the Series A Preferred Stock certificates retained the redemption rights of the preferred stock.

61. We note your Redeemable Convertible Series B Preferred Stock has a redemption value of $66,770 and a carrying value of $44,039 as of March 31, 2006. We further note the preferred stock has a redemption date on or after November 12, 2006. Clarify why there is such a large difference between the redemption value and carrying value as of March 31, 2006 and whether the preferred stock will be accreted to the redemption value on November 12, 2006. In this respect, tell us how your accounting complies with SAB Topic 3.C and explain why you are accreting to the minimum redemption value.

62. Revise your disclosure of the Redeemable Convertible Preferred Series B and C Preferred Stock to provide the combined aggregate amount of redemption requirements for each issuance of preferred stock each year for the five years following the date of the latest balance sheet. We refer you to Regulation S-X, Rule 5-02.28(c)(2).

Note J – Stockholders' Equity

[4] Stock Option Plans, page F-23

63. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

64. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

65. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

66. Tell us what consideration you gave to the Practice Aid's disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- Whether the valuation was performed by a related party.

In addition, if a third-party valuation specialist was used, please include the expert's consent following Section 436(b) of Regulation C.

Disclosures about Segments and Related Information

67. Revise to provide the general information and enterprise-wide segment disclosure required by paragraphs 26 and 36 through 39 of SFAS 133 as necessary.

Sunbelt Systems Software Consolidated Financial Statements

Report of Independent Auditors, page F-29

68. We note the audit report is not signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

Exhibit 23.02

69. We note the consent provided in this exhibit only references the financial statements for the years ended December 31, 2005 and 2004. Clarify whether the expert is also consenting to the financial statements <u>as of</u> December 31, 2005 and 2004 and revise as appropriate. In addition, revise to include the correct file number or delete reference to the file number.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

70. If you have relied on particular exemptions from registration contained in Regulation D, please disclose the specific Rule on which you rely, and summarize the factual basis that support the conclusion that the rule relied upon was applicable to the applicable transaction. Currently, disclosure merely indicates that the sales were exempt under Regulation D.

Exhibits

71. Comments, if any, on the exhibits that were filed with the amendment dated August 29, 2006 will be provided with the next round of comments.

Request for Confidential Treatment

72. Staff comments on your application for confidential treatment relating to certain portions of Exhibits 2.01 and 10.25 through 10.42 will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     You may contact Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or me at (202) 551-3462. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc.   Michael J. Silver, Esq.
       by facsimile at (410) 539-6981

Dean Goodermote
Double-Take Software, Inc.
September 6, 2006
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